Exhibit 4.1

Undertaking

In accordance with Item 601(b)(4)(iii)(A) of Regulation S-K, the Company has not filed as an exhibit any instrument defining the rights of holders of long-term debt where the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the Company and its subsidiaries on a consolidated basis.  The Company agrees to furnish a copy of any such agreement to the Securities and Exchange Commission upon request.